                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                    Superior Consultant Holdings Corporation
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                                (Name of Issuer)


                         Common Stock, par value $0.01
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                         (Title of Class of Securities)


                                   868146101
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                                 (CUSIP Number)


                                 Susan M. Synor
                    Superior Consultant Holdings Corporation
                            17570 West 12 Mile Road
                           Southfield, Michigan 48076
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 21, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 868146101               13D                        PAGE  2 OF  7 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
                         Richard P. Saslow
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                         See Item 2 below                                (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
                         SC, PF
                         See Item 3 below
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    47,700
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    47,700
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        47,700
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                        IN
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

CUSIP NO. 868146101               13D                        PAGE  3 OF  7 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
                         Satish K. Tyagi
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                         See Item 2 below                                (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
                         SC, PF
                         See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                         India
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                7   SOLE VOTING POWER
  NUMBER OF
                    10,600
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    10,600
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        10,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                        IN
--------------------------------------------------------------------------------

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CUSIP No.  868146101                                         Page 4 of 7 Pages
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         The undersigned hereby amend their Schedule 13D filed November 13,
2000, as amended by the Amendment No. 1 filed November 29, 2000, the Amendment No. 2 filed December 11, 2000, the Amendment No. 3 filed March 5, 2001, and the Amendment No. 4 filed May 14, 2001 (collectively, the "Schedule 13D"), relating to the Common Stock of Superior Consultant Holdings Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purpose of this Amendment No. 5 is to report that Richard P. Saslow ("Saslow"), a director and the Vice President and General Counsel of the Issuer, and Satish K. Tyagi ("Tyagi"), a director of the Issuer, have each adopted a non-discretionary purchase plan with the same broker-dealer as Helppie, Aprahamian, Huntzinger, Bracken and Smith (collectively with Saslow and Tyagi, the "Reporting Persons") and Saslow and Tyagi may be deemed to be part of a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), with Helppie, Aprahamian, Huntzinger, Bracken and Smith because the Reporting Persons have agreed, among themselves, to purchase additional shares of Common Stock from time to time in open market transactions.

ITEM 2 - IDENTITY AND BACKGROUND

Item 2 is supplemented as follows:

The principal business address for each of Saslow and Tyagi is c/o Superior Consultant Holdings Corporation, 17570 West 12 Mile Road, Southfield, Michigan 48076. Saslow is principally employed as the Vice President and General Counsel and is a director of the Issuer and Tyagi is a director of the Issuer. Saslow is a citizen of the United States and Tyagi is a citizen of India.

Neither Saslow nor Tyagi has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Saslow and Tyagi are directors of the Issuer. They are filing this Schedule 13D jointly with the other Reporting Persons because the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the 1934 Act because they have agreed, among themselves, to purchase additional shares of Common Stock from time to time in open market transactions. None of the Reporting Persons, however, has any agreement, arrangement or understanding to act together with respect to the voting and/or disposition of any shares that any of them now beneficially own or may hereafter acquire.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is supplemented as follows:

All shares beneficially owned by Saslow were purchased with Saslow's personal funds, except for shares issued to Saslow in connection with his service to the Issuer.


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CUSIP No.  868146101                                         Page 5 of 7 Pages
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All shares beneficially owned by Tyagi were purchased with Tyagi's personal funds, except for shares issued to Tyagi in connection with his service as a director of the Issuer.

ITEM 4 - PURPOSE OF TRANSACTION

Item 4 is amended and supplemented as follows:

On May 21, 2001, each of Saslow and Tyagi adopted a purchase plan pursuant to Rule 10b5-1(c) promulgated by the Securities and Exchange Commission under the 1934 Act under which he granted a single broker-dealer the sole discretion, subject to certain limitations, to make purchases of Common Stock from time to time for his account. The other Reporting Persons have previously adopted similar Purchase Plans with the same broker-dealer. The broker-dealer has agreed to allocate any shares purchased pursuant to the Purchase Plans among the Reporting Persons' individual accounts in the aggregate based upon the following approximate percentage allocation: Aprahamian (35.0%), Helppie (35.0%), Huntzinger (6.5%), Bracken (3.5%), Smith (13.0%), Saslow (2.0%) and Tyagi (5.0%).

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

Item 5 is supplemented as follows:

(a) As of May 30, 2001, there were 11,074,869 shares of Common Stock issued and outstanding. Based on such information, as of the date hereof, the Reporting Persons beneficially own in the aggregate 5,210,662 shares of Common Stock which represents approximately 45.9% of the outstanding shares of Common Stock. Individually, each of the Reporting Persons beneficially owns the following shares: (i) Aprahamian beneficially owns 692,135 shares, which represent 6.2% of the outstanding shares of Common Stock; (ii) Helppie beneficially owns 3,468,049 shares, which represent 31.0% of the outstanding shares of Common Stock; (iii) Huntzinger beneficially owns 253,025 shares, which represent 2.3% of the outstanding shares of Common Stock; (iv) Bracken beneficially owns 452,853 shares, which represent 4.0% of the outstanding shares of Common Stock; (v) Smith beneficially owns 286,300 shares, which represent 2.6% of the outstanding shares of Common Stock; (vi) Saslow beneficially owns 47,700 shares, which represents 0.4% of the outstanding shares of Common Stock; and (vi) Tyagi beneficially owns 10,600 shares, which represents 0.1% of the outstanding shares of Common Stock. The number of shares beneficially owned by the Reporting Persons includes shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof as follows: Aprahamian - 4,000 shares; Helppie - 110,000 shares; Huntzinger - 5,000 shares; Bracken - 115,000 shares; Saslow - 43,700 shares; and Tyagi - 4,000 shares.

(b) Each of Saslow and Tyagi possesses sole voting power and sole dispositive power with respect to all of his shares.

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CUSIP No.  868146101                                         Page 6 of 7 Pages
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(c) There have been no transactions in the Common Stock by the Reporting Persons since the filing of the Amendment No. 4 to this Schedule 13D.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is supplemented as follows:

Each of Saslow and Tyagi holds stock options granted under the Issuer's Long Term Incentive Plan. Saslow holds vested options to purchase 43,700 shares of Common Stock and unvested options to purchase 58,800 shares of Common Stock. Tyagi holds vested options to purchase 4,000 shares of Common Stock and unvested options to purchase 6,000 shares of Common Stock.

ITEM 7 - MATERIALS TO BE FILED AS EXHIBITS

Item 7 is amended as follows:

Exhibit N                       Amended and Restated Joint Filing Undertaking

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CUSIP No.  868146101                                         Page 7 of 7 Pages
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2001


                /s/ Ronald V. Aprahamian                                    /s/ Richard D. Helppie, Jr.
--------------------------------------------------------     ---------------------------------------------------------
                       Signature                                                     Signature

Ronald V. Aprahamian, Chairman                               Richard D. Helppie, Jr., CEO and Director
--------------------------------------------------------     ---------------------------------------------------------
                       Name/Title                                                    Name/Title


                /s/ George S. Huntzinger                                    /s/ Charles O. Bracken
--------------------------------------------------------     ---------------------------------------------------------
                       Signature                                                     Signature

George S. Huntzinger, President and COO                      Charles O. Bracken, Executive Vice President
--------------------------------------------------------                            and Director
                       Name/Title                            ---------------------------------------------------------
                                                                                     Name/Title

                /s/ Steven H. Smith                                         /s/ Richard P. Saslow
--------------------------------------------------------     ---------------------------------------------------------
                       Signature

                                                             Richard P. Saslow, Director, Vice President
Steven H. Smith, Executive Vice President                                        and General Counsel
--------------------------------------------------------     ---------------------------------------------------------
                       Name/Title                                                    Name/Title

                /s/ Satish K. Tyagi
--------------------------------------------------------


                   Satish K. Tyagi, Director
--------------------------------------------------------
                       Name/Title

            EXHIBIT N - AMENDED AND RESTATED JOINT FILING UNDERTAKING

The undersigned hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date:    May 31, 2001

         /s/ Ronald V. Aprahamian                                     /s/ Richard D. Helppie, Jr.
--------------------------------------------------------     ---------------------------------------------------------
Ronald V. Aprahamian                                         Richard D. Helppie, Jr.

         /s/ George S. Huntzinger                                     /s/ Charles O. Bracken
--------------------------------------------------------     ---------------------------------------------------------
George S. Huntzinger                                         Charles O. Bracken

         /s/ Steven H. Smith                                          /s/ Richard P. Saslow
--------------------------------------------------------     ---------------------------------------------------------
Steven H. Smith                                              Richard P. Saslow

         /s/ Satish K. Tyagi
--------------------------------------------------------
Satish K. Tyagi